SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-28720

                           NOTIFICATION OF LATE FILING


(Check One)   [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q
            [ ] Form N-SAR
         For Period Ended:   December 31, 2000

 [ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
 [ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
 [ ]  Transition Report on Form 11-K

         For the Transition Period Ended:__________________________

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A



                                     Part I.
                             REGISTRANT INFORMATION

Full name of registrant: Sales Online Direct, Inc.

Former name if applicable N/A

4 Brussels Street
Address of principal executive office (Street and number)

Worcester, Massachusetts  01610
City, State and Zip Code



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                        Part II. RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

[X]  (a) The   reasons  described  in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c) The   accountant's   statement   or   other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         Sales Online Direct, Inc. (the "Company") is unable to meet its filing requirement Form 10-KSB for the year ended December 31, 2000, without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is necessary to complete the audit, the results of which will form the basis for the Company's Form 10-KSB and the financial disclosures contained therein. Additional time is required for the auditor to obtain from the Company and analyze additional information and financial data that are necessary to confirm and support the Company's financial statements and related financial disclosures as of and for the year ended December 31, 2000 and to review management's business plans for the year 2001. The additional data and information relate principally to obtaining the valuation of restricted common stock issued in connection with the acquisition of certain assets during the year ended December 31, 2000 and the allocation of such value to the individual assets acquired.


                           Part IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Gregory Rotman        508              791-6710
         (Name)            (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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         (3) Is it  anticipated  that  any  significant  change  in  results  of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made. (See attached explanation).

SALES ONLINE DIRECT, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001           By: /s/Gregory Rotman
                                   ---------------------------------------------
                                      Gregory Rotman
                                      President

Sales Online Direct, Inc.
Commission File Number: 0-28720
Form 12b-25 (Notification of Late Filing) Form 10-KSB for the year ended December 31, 2000.

Explanation to Part IV, Item 3

         In the year ended December 31, 1999, the Company reported a net loss of $ 2,183,040. In the fiscal year ended December 31, 2000, the Company expects to report a net loss of approximately, $5,000,000 or ($0.10) cents per share.